UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

_________________

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

_________________

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

62544X

(CUSIP Number of Class of Securities)

(Underlying Shares of Common Stock)

James L. Mandel

Chief Executive Officer

Multiband Corporation

5605 Green Circle Drive

Minnetonka, MN

(763) 504-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_________________

Copies to:

Michele D. Vaillancourt

Philip T. Colton

Winthrop & Weinstine, P.A.

Capella Tower

225 South 6th Street, Suite 3500

Minneapolis, MN

(612) 604-6400

_________________

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,619,049	$493.64

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$493.64
Form or Registration No.:	Schedule TO
Filing Party:	Multiband Corporation
Date Filed:	July 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 3 TO

SCHEDULE TO

This Amendment No. 3 to Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) and the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock filed as Exhibit (a)(1) thereto (the “Original Offer to Purchase”) filed with the Securities and Exchange Commission (the “SEC”) by Multiband Corporation, a Minnesota corporation (the “Company”), on July 31, 2013; as amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) and the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock filed as Exhibit (a)(1) thereto filed with the SEC on August 6, 2013 (the “First Amended Offer to Purchase”); as further amended by Amendment No. 2 to Schedule TO (“Amendment No. 2”), which amended the First Amended Option to Purchase filed with the SEC on August 20, 2013 (as amended, the “Second Amended Offer to Purchase”). The Original Schedule TO, as amended by Amendments No. 1 and 2, is referred to herein as the “Schedule TO,” and the Original Offer to Purchase, as amended by the First and Second Amended Offers to Purchase, is referred to herein as the “Offer to Purchase.”

The offer to purchase the Company’s options is being made in connection with the proposed merger (the “Merger”) of the Company with Manatee Merger Sub Corporation (the “Merger Sub”), a wholly-owned subsidiary of Goodman Networks Incorporated, a Texas corporation (the “Parent”), pursuant to that certain Agreement and Plan of Merger dated May 21, 2013 by and among the Company, the Merger Sub and the Parent (as may be amended from time to time, the “Merger Agreement”) filed as Exhibit (d)(1) to the Schedule TO.

Only those items that are being amended and supplemented are reported in this Amendment No. 3. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO and the Offer to Purchase remain unchanged, and this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO and the Offer to Purchase. You should read this Amendment No. 3 together with the Schedule TO and the Offer to Purchase. All other terms and conditions of the Schedule TO and all Exhibits thereto, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options, remain unchanged and in full force and effect.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information in the Offer to Purchase, are hereby amended and supplemented as follows:

Parent and Merger Sub have advised the Company that they intend to waive the condition requiring participation of 100% of the optionholders in the Offer to Purchase, provided that the aggregate amount of non-participating options held by former employees does not exceed options to purchase up to 50,000 shares of the Company’s common stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

By:	/s/ James L. Mandel
Name: James L. Mandel
Title: Chief Executive Officer

Date: August 22, 2013